Exhibit 99.(E)

EXHIBIT E

FORM OF LETTER FROM THE FUND TO PARTNERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

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Dear Partner:

Hatteras Master Fund, L.P. (the “Fund”) has received and accepted for purchase your tender of all or a part of your limited partnership interest in the Fund (your “Interest”).

Because you have tendered and the Fund has purchased all or a part of your Interest, you are entitled to receive an initial payment in an amount equal to at least 95% (100% if you tendered less than your entire Interest) of the value of the purchased Interest based on the unaudited net asset value of the Fund as of September 30, 2014, in accordance with the terms of the tender offer.  A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal between November and December 2014.

If you tendered your entire Interest, a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer.  We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2015.

If you are tendering only a portion of your Interest, you remain a Partner of the Fund with respect to the portion of your Interest that you did not tender.

Should you have any questions, please feel free to contact the Fund’s Administrator at UMB Fund Services, Inc. at (800) 504-9070.

Sincerely,

Hatteras Master Fund, L.P.